UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*

                                   Yahoo! Inc.
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                                (Name of Issuer)


                   Common Stock, par value $0.00017 per share
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                         (Title of Class of Securities)


                                   984332-10-6
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                                 (CUSIP Number)


             RONALD FISHER                      STEPHEN A. GRANT, ESQ.
        SOFTBANK HOLDINGS INC.                    SULLIVAN & CROMWELL
      10 LANGLEY ROAD, SUITE 403                   125 BROAD STREET
        NEWTON CENTER, MA 02159                   NEW YORK, NY 10004
            (617) 928-9300                          (212) 558-4000
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 28, 1999
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             (Date of Event which Requires Filing of this Statement)

      If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

      NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         (continued on following pages)
                                Page 1 of 8 Pages

---------------------                                      ---------------------
CUSIP NO. 984332-10-6                                      PAGE 2 OF 8 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     SOFTBANK America Inc.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [  ]
                                                                   (b)  [  ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     00
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                     62,288,056
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               62,288,056
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     62,288,056
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                     [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     27.4%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     HC, CO
--------------------------------------------------------------------------------

---------------------                                      ---------------------
CUSIP NO. 984332-10-6                                      PAGE 3 OF 8 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     SOFTBANK Holdings Inc.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [  ]
                                                                   (b)  [  ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     AF
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                     62,288,056
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               62,288,056
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     62,288,056
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                     [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     27.4%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     HC, CO
--------------------------------------------------------------------------------

---------------------                                      ---------------------
CUSIP NO. 984332-10-6                                      PAGE 4 OF 8 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     SOFTBANK Corp.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [  ]
                                                                   (b)  [  ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     AF
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Japan
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                     62,393,556
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               62,393,556
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     62,393,556
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                     [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     27.5%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     HC, CO
--------------------------------------------------------------------------------

---------------------                                      ---------------------
CUSIP NO. 984332-10-6                                      PAGE 5 OF 8 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Masayoshi Son
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [  ]
                                                                   (b)  [  ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     AF
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Japan
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                     62,393,556
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               62,393,556
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     62,393,556
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                     [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     27.5%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

         SOFTBANK America Inc., a Delaware corporation ("SB America"), SOFTBANK Holdings Inc., a Delaware corporation ("SBH"), SOFTBANK Corp., a Japanese corporation ("SOFTBANK"), and Mr. Masayoshi Son, a Japanese citizen ("Mr. Son" and, together with SB America, SBH and SOFTBANK, the "Reporting Persons"), hereby amend and supplement the statement on Schedule 13D previously filed by them, as heretofore amended and supplemented, with respect to the Common Stock, par value $0.00017 per share (the "Common Stock"), of Yahoo! Inc., a California corporation (the "Issuer"), beneficially owned by them, to reflect the acquisition of additional shares of Common Stock of the Issuer in connection with the merger of the Issuer and GeoCities, a Delaware corporation ("GeoCities"), which became effective on May 28, 1999. Except as amended and supplemented hereby, the statement on Schedule 13D, as heretofore amended and supplemented, remains in full force and effect.


Item 5.  Interest in Securities of the Issuer.

         The percentage interest held by each Reporting Person presented below is based on the number of shares of Common Stock reported to be outstanding as of May 28, 1999, after the merger of GeoCities and the Issuer became effective, as communicated to the Reporting Persons by the Issuer (the "Outstanding Shares").

         SB America is a wholly-owned subsidiary of SBH, which in turn is a wholly-owned subsidiary of SOFTBANK. Mr. Son is the President and Chief Executive Officer of SOFTBANK and owns an approximately 43.3% interest in SOFTBANK. Accordingly, securities owned by SB America may be regarded as being beneficially owned by SBH; securities owned by SBH may be regarded as being beneficially owned by SOFTBANK; and securities owned by SOFTBANK may be regarded as being beneficially owned by Mr. Son.

         On May 28, 1999,  pursuant to the Agreement and Plan of Merger filed as
Exhibit 11 hereto, the merger of GeoCities and the Issuer became effective, and each outstanding share of common stock of GeoCities was converted into 0.6768 shares of Common Stock of the Issuer. Accordingly, SB America received 4,752,999 shares of Common Stock, and SOFTBANK Technology Ventures IV L.P. and SOFTBANK Technology Advisers Fund L.P. received 1,244,532 and 25,397 shares of Common Stock, respectively, in exchange for GeoCities common stock previously owned by them. By virtue of its ownership of a 50% interest in STV IV LLC, the general partner of SOFTBANK Technology Ventures IV L.P. and SOFTBANK Technology Advisers Fund L.P., SB America may be deemed the beneficial owner of shares owned by SOFTBANK Technology Ventures IV L.P. and SOFTBANK Technology Advisers Fund L.P.

         As of the date of the filing of this Statement, SB America beneficially owns, and SBH, SOFTBANK and Mr. Son may be deemed to beneficially own through SB

                                Page 6 of 8 Pages

America, 61,018,127 shares of Common Stock. Eric Hippeau, a director of the Issuer and Chairman and Chief Executive Officer of Ziff-Davis Inc., a subsidiary of SBH, holds options to purchase 240,000 of these shares at $3.3125 per share and 67,680 of these shares at approximately $10.97 per share, and Ronald D. Fisher, Vice Chairman of SBH, holds options to purchase 11,280 of these shares at approximately $10.97 per share. SB America may be deemed to beneficially own an additional 1,269,929 shares of Common Stock by virtue of its ownership of a 50% interest in STV IV LLC. SOFTBANK may be deemed to own an additional 105,500 shares of Common Stock by virtue of its ownership of all of the stock of SOFTBANK Ventures Inc., a Japanese corporation, which is the "operating principal" under a "silent partnership agreement" (a so-called tokumei kumiai keiyaku) under Japanese law and has voting power and investment power over such 105,500 shares. Mr. Son may also be deemed to be an indirect beneficial owner of such 105,500 shares beneficially owned by SOFTBANK by virtue of Mr. Son's ownership interest in SOFTBANK. The total beneficial ownership of SB America and SBH amounts to 62,288,056 shares of Common Stock, which represents approximately 27.4% of the outstanding Common Stock, and the total beneficial ownership by SOFTBANK and Mr. Son amounts to 62,393,556 shares of Common Stock, which represents approximately 27.5% of the outstanding Common Stock.


Item 7.  Material to be filed as Exhibits.

11. Agreement and Plan of Merger, dated as of January 27, 1999, by and among the Issuer, Home Page Acquisition Corp. and GeoCities (without exhibits). (Filed as Exhibit 1 to the Statement on Schedule 13D filed by the Issuer on February 8, 1999 with respect to Common Stock of GeoCities and incorporated herein by reference.)

12. Agreement of Joint Filing, dated as of January 11, 1999, among SB America, SBH, SOFTBANK, Mr. Son and SOFTBANK Ventures, Inc. (Filed as Exhibit 6 to Amendment No. 1 to the Statement on Schedule 13D filed on January 12, 1999 by SOFTBANK and others with respect to the Common Stock of the Issuer and incorporated herein by reference.)

13.   Power of Attorney  by SOFTBANK  and Mr.  Son.  (Filed  with  Statement  on
      Schedule 13G filed on February 17, 1998 by SOFTBANK, Mr. Son and SOFTBANK Ventures, Inc. with respect to the Common Stock of Concentric Network Corporation and incorporated herein by reference.)



                                Page 7 of 8 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 9, 1999

                                    SOFTBANK AMERICA INC.



                                    By:  /s/ Stephen A. Grant
                                       ------------------------------
                                       Secretary

                                    SOFTBANK HOLDINGS INC.



                                    By:  /s/ Stephen A. Grant
                                       ------------------------------
                                       Secretary

                                    SOFTBANK CORP.



                                    By: /s/ Stephen A. Grant
                                       ------------------------------
                                       Attorney-in-fact

                                    MASAYOSHI SON



                                    By: /s/ Stephen A. Grant
                                       ------------------------------
                                       Attorney-in-fact


                                Page 8 of 8 Pages